Exhibit 99.1

Sun Life Financial Inc. (the “Corporation”)

Annual Meeting of Common Shareholders

May 10, 2012

Report on Voting Results

National Instrument 51-102 – Section 11.3

Election of Directors

The following nominees were elected as directors of the Corporation.

Name of Nominee	Votes For	%	Votes Withheld	%
William D. Anderson	233,537,350	99.49	1,205,755	0.51
Richard H. Booth	233,867,095	99.63	874,639	0.37
John H. Clappison	233,905,459	99.64	838,611	0.36
Dean A. Connor	233,971,677	99.67	771,437	0.33
David A. Ganong, CM	233,757,756	99.58	986,765	0.42
Martin J. G. Glynn	183,451,940	78.15	51,291,117	21.85
Krystyna T. Hoeg	233,089,125	99.30	1,654,655	0.70
David W. Kerr	233,550,520	99.49	1,191,878	0.51
Idalene F. Kesner	233,369,334	99.42	1,370,969	0.58
Mitchell M. Merin	233,797,248	99.60	943,940	0.40
Hon. Hugh D. Segal, CM	233,790,094	99.59	952,122	0.41
Barbara G. Stymiest	233,641,952	99.53	1,099,458	0.47
James H. Sutcliffe	233,120,108	99.31	1,621,985	0.69

Appointment of Auditor

Deloitte & Touche LLP was appointed as Auditor of the Corporation.

Votes For	%	Votes Withheld	%
249,745,944	99.42	1,448,731	0.58

Amended and Restated By-law No. 1

Amended and restated By-law No. 1 of the Corporation disclosed in the Management Information Circular dated March 19, 2012 was confirmed.

Votes For	%	Votes Against	%
232,957,279	99.24	1,785,652	0.76

Non-Binding Advisory Vote on Executive Compensation

An advisory vote on the Corporation’s approach to executive compensation disclosed in the Management Information Circular dated March 19, 2012 was held.

Votes For	%	Votes Against	%
225,474,789	96.05	9,266,450	3.95

/ s / “Dana J. Easthope”

Dana J. Easthope

Vice-President, Associate General Counsel and Corporate Secretary